CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

June 11, 2004

Trading Symbol:  TSX-Ven.CDU

FSE.CR5

Cardero Resource Corp. (the “Company”) announces that pursuant to its Stock Option Plan, it has granted options to certain directors, officers, employees and consultants, of up to an aggregate 1,615,000 shares in the capital stock of the Company.  The options are exercisable on or before June 11, 2006 at a price of $2.50 per share.

The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on April 14, 2004.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.